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                                                           EXHIBIT 20
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NEWS FOR IMMEDIATE RELEASE
December 29, 2000



                                             WesBanco, Inc.
                                             1 Bank Plaza
                                             Wheeling, WV  26003

                                             and

                                             Freedom Bancshares, Inc.
                                             315 Crim Avenue
                                             P.O. Box 10
                                             Belington, WV  26250

                                             For Further Information Contact:
                                             Edward M. George   (304) 234-9208
                                             President & CEO, WesBanco, Inc.

                                             or

                                             Michael H. Hudnall (304) 823-1531
                                             President & CEO
                                             Freedom Bancshares, Inc.


                    Freedom Bancshares and WesBanco, Inc.
             Announce Execution of an Agreement and Plan of Merger

BELINGTON, WEST VIRGINIA and WHEELING, WEST VIRGINIA - December 29, 2000 - Freedom Bancshares, Inc. ("Freedom") and WesBanco, Inc. ("WesBanco") (NASDAQ:WSBC) jointly announced today that they have executed a definitive Agreement and Plan of Merger providing for the merger of Freedom's affiliate Belington Bank, Belington, West Virginia, with and into WesBanco affiliate, WesBanco Bank, Inc. The joint announcement was made by Edward M. George, President & CEO of WesBanco, Inc. and Thomas M. Pitsenberger, Chairman and Michael H. Hudnall, President & CEO of Freedom.

At September 30, 2000, Freedom had total assets of $103.1 million, deposits of $95.4 million and shareholders' equity of $7.7 million.

WesBanco is a multi-bank holding company presently operating through 60 banking offices. Banking subsidiaries include: WesBanco Bank, Inc., WesBanco Securities, Inc., WesBanco Insurance Services, Inc., and Hometown Finance Company.


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At September 30, 2000, WesBanco had consolidated assets of $2.3 billion, deposits of $1.8 billion and loans of $1.6 billion. For the nine months ended September 30, 2000, WesBanco earned $22.1 million which represents an annualized return on average assets of 1.2%.

Under the terms of the Agreement and Plan of Merger, WesBanco will exchange WesBanco common stock based upon a fixed exchange ratio of 2.58 shares of WesBanco common stock for each share of Freedom common stock outstanding. Freedom's affiliate, Belington Bank, operates offices in five communities located in four counties in central West Virginia: Belington and Philippi in Barbour County, Bridgeport in Harrison County, Buckhannon in Upshur County, and Elkins in Randolph County.

This acquisition will be accounted for as a purchase transaction.

The transaction, which is subject to, among other things, approval by the appropriate regulatory authorities and the stockholders of Freedom, is expected to be completed in mid-year 2001.


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